UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form    20-F  ☒             Form    40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

“América Móvil proposes capital stock reclassification”

Mexico City, Mexico, November 22, 2022. América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX | AMOV], announces it will submit for the approval of its shareholders a proposal to unify the series of shares currently representing its capital stock (“AA”, “A” and “L”) into a single series of shares, comprised exclusively of ordinary shares, with full voting rights and no par value (the “Reclassification”).

If the proposals to be submitted to our shareholders are approved, all series “A”, “AA” and “L” shares held by such shareholders would be converted into series “B” common shares at a 1:1 conversion ratio.

The effectiveness of the proposed Reclassification involves an amendment to our bylaws, aimed at implementing the Reclassification, and will be subject to various corporate and regulatory approvals common to this type of transaction, becoming effective upon the issuance of a certificate of compliance with such conditions.

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Reclassification Proposal

This document is submitted to the shareholders of América Móvil, S.A.B. de C.V. (“América Móvil”) in accordance with Article 35, Section II of the General Provisions Applicable to Securities Issuers and Other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado de Valores), and relates to certain matters that will be presented to our shareholders at the next special meeting of series “L” shareholders to be held on December 20, 2022 and at the subsequent extraordinary general shareholders’ meeting to be held on the same date.

1.	PROPOSAL

The company’s management resolved to propose to the shareholders of América Móvil to reclassify the current “A”, “AA” and “L” series of shares and to unify them into a single new “B” series of shares, so that all shares representing the capital stock of América Móvil will be ordinary shares with full voting rights, thus migrating to a “one share—one vote” capital structure.

Among various factors, we considered the preference expressed by several current and potential investors for a “one share—one vote” capital structure, which may attract a broader base of investors who prefer this type of structure.

We also consider the Reclassification is reasonable and beneficial to the holders of all existing series of shares. The Reclassification will simplify the shareholding structure and homogenize our share pricing. In addition, the Reclassification will facilitate access to and understanding of our capital stock with different index providers, proxy advisors, and institutional investors who nowadays show a tendency to promote “one share—one vote” structures.

The Reclassification will be reflected in the listing of our shares and American Depositary Shares (ADSs) on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (the “BMV”), in Mexico, and on the New York Stock Exchange, in the United States, respectively. Once the Reclassification is approved by our shareholders, management is expected to take various actions to update our registrations, listings and agreements with, and in connection with, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), the U.S. Securities and Exchange Commission, the BMV, the New York Stock Exchange, and our ADS program, among others.

The Reclassification implies opening the participation in the decision-making process, in which the “L” series does not currently participate, to all shareholders. The Reclassification does not imply, per se, any direct and immediate change to our corporate governance bodies; therefore, the ratification of all current members of our Board of Directors and Audit and Corporate Practices Committee for the remaining term of their office will be proposed at the extraordinary general shareholders’ meeting that resolves on the Reclassification.

2.	DESCRIPTION OF THE NEW CAPITAL STOCK STRUCTURE

If the proposal is approved, our capital stock will be represented by a single series of ordinary shares with full voting rights. To date, all of our shares are registered on the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission. We expect to request the Mexican National Banking and Securities Commission to update the registration of our shares in the National Securities Registry and for our single series of shares to be registered on the National Securities Registry.

In addition, we expect to maintain the listing of our series “B” shares on the Mexican and U.S. stock exchanges.

The number of authorized and outstanding shares of América Móvil will not be affected solely by virtue of the Reclassification. The Reclassification does not imply any change in the shareholding volumes of our shareholders, although it does affect the voting power of the series “A” and “AA” shareholders, since, as a result of the Reclassification, they will share with all the shareholders the voting power in matters in which, as of this date, they have exclusive voting power.

General Protection of Shareholders

The voting rights, that for the series “L” shares are currently limited, would be extended to the rest of the matters in which the other series of shares currently have voting rights. In addition, all of our shareholders will have the minority rights granted by the Mexican Securities Market Law (Ley del Mercado de Valores) and our bylaws.

To date, the matters in which series “L” shares have voting rights are only: (i) extension of the company’s duration; (ii) early dissolution of the company; (iii) change of company’s corporate purpose; (iv) change of company’s nationality; (v) transformation of the company; (vi) merger with another company; (vii) cancellation of the registration of the shares issued by the company in the National Securities Registry and in other foreign stock exchanges, in which they are registered, except for quotation systems or other markets not organized as stock exchanges; and (viii) transactions that represent 20% or more of the consolidated assets of the company, in terms of Article 47 of the Securities Market Law.

If the Reclassification is approved, the series “L” shares will lose the right to appoint two directors as a class and the preferential dividend and liquidation rights. We emphasize that the economic rights of preferential dividend and liquidation preference are not economically significant to date. With respect to the appointment of directors, we note that this right is currently applicable only if the holders of series “L” shares do not exercise the minority appointment right granted by law.

Preferred Dividend and Preferred Liquidation

Pursuant to América Móvil’s bylaws currently in effect, dividends may not be paid on series “AA” and “A” shares without an annual dividend of 5% of the theoretical value of the series “L” shares being paid to the series “L” shares. Once the dividend has been paid and, consequently, all shareholders have received or are about to receive the same dividend amount, if the company pays additional dividends in the same fiscal year, the holders of all series “AA”, “A” and “L” shares will receive, per share, the same dividend amount, so that each series “L” share will receive the payment of additional dividends in the same form, amount and terms as that received by each of the “AA” and “A” shares.

Pursuant to América Móvil’s bylaws currently in effect, in the event that the company is liquidated, series “L” shares must be paid a cumulative preferred dividend equal to 5% of the theoretical value of said shares, to the extent it has not been paid, before distributing the distributable remainder to all shares.

In the event of liquidation, once the final liquidation balance sheet is approved, the distributable liquid assets will be distributed among all the shareholders as follows: (a) a preferred dividend equivalent to 5% of the theoretical value of said shares, to the extent it has not been paid before, will be paid to the holders of the series “L” shares; (b) the holders of series “AA” common and ordinary shares will be paid a dividend equivalent to the dividend paid to series “L” shareholders; (c) once the items referred to in points (a) and (b) above have been paid, the holders of the series “L” shares must be paid the reimbursement per share equivalent to their theoretical value; (d) from the remainder, an amount equal to that referred to in point (c) above will be paid to the series “AA” shareholders; and (e) the remainder will be distributed equally among all the shareholders and in proportion to the number of shares, of which each of them is holder.

3.	CAPITAL STOCK AND ADJUSTMENTS

If the Reclassification is approved, the three series of shares, series “A”, series “AA” and series “L”, would be unified into a single series “B” shares, ordinary and with full voting rights, without any capital increase or decrease. As of the date of this document, the authorized capital stock of América Móvil consists of a fixed portion of Ps. 250,800,119.53, represented by 66,411,260,649 shares (including treasury shares), of which, as of October 31, 2022, (i) 20,554,697,460 are series “AA” shares (full voting rights); (ii) 490,155,528 are series “A” shares (full voting rights); and (iii) 45,366,407,661 are series “L” shares (limited voting rights).

In addition, as of October 31, 2022, América Móvil’s outstanding capital stock is represented by a total of 63,533,000,000 shares, of which (i) 20,554,697,460 are series “AA” shares (full voting rights); (ii) 490,155,528 are series “A” shares (full voting rights); and (iii) 42,488,147,012 are series “L” shares (limited voting rights). América Móvil’s outstanding capital stock is subject to adjustments resulting from conversions and repurchases.

The Reclassification does not imply a change in the number of outstanding shares.

4.	CONVERSION PROCESS

The effectiveness of the Reclassification will be subject to various corporate and regulatory approvals. The Reclassification will become effective upon issuance of a certificate of compliance with such conditions by the secretary of América Móvil. América Móvil shareholders will receive the certificates representing the converted shares, in the manner and on the dates to be communicated in the corresponding notices.

In case of securities deposited with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., delivery of the converted shares will be made in accordance with the terms of the notice that América Móvil will publish for the information of its shareholders in accordance with the applicable regulations. The distribution of the certificates representing the converted shares will occur until the conditions of effectiveness are met or waived and the registration in the National Securities Registry has been updated. With respect to the shares that are not deposited in the aforementioned institution for the deposit of securities, the distribution will be made in the manner determined in the notice to shareholders that América Móvil will publish for the information of its shareholders.

The conversion process is expected to benefit a significant number of AMX shareholders and the implementation of the Reclassification per se is not expected to have a negative effect on the trading of América Móvil’s capital stock. However, all corporate actions, including the Reclassification, are subject to unforeseen or unforeseeable risks.

5.	TAX TREATMENT

In general terms, the conversion does not imply a disposal, nor an acquisition. The conversion should not generate an increase in equity, since the same share, with the same value, is only transformed into a share with special features. When the Reclassification becomes effective, the series “A”, “AA” and “L” shares are then converted into series “B” shares. The formalization of such conversion implies a change of the certificate that represents them, for a certificate that includes the expression of their new features. The shareholders who opt for the conversion will not receive a new share, but rather the same share of which they are holders will be transformed as a result of the Reclassification.

This section contains a description of certain income tax matters under Mexican law that may be applicable to the Reclassification described in this document, but should not be considered an exhaustive description of all tax considerations that may be relevant in making your investment decisions. This analysis does not constitute and should not be considered a legal or tax recommendation to our shareholders and is intended solely to provide general information. This description is based on Mexican tax laws in effect as of this date. The tax treatment described herein may not be applicable to some of the shareholders and, accordingly, each shareholder is advised to consult its own tax advisors for a complete understanding of the tax consequences of its participation in the conversion. We assume no responsibility for any tax effects or liabilities resulting to shareholders.

We have prepared this information statement solely to provide information to our shareholders regarding certain matters for their decision regarding our capital structure. This document is not, and should not be construed as, an offer or solicitation to buy or sell any securities of América Móvil.

The National Banking and Securities Commission has not evaluated the accuracy and truthfulness of this information statement or any document referred to herein. Nor has the CNBV validated the proposed capital structure or the amendments to our by-laws.

This document contains certain forecasts or projections, which reflect the current views or expectations of AMX and its management with respect to its performance, business and future events. AMX uses words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “outlook,” “guidance,” “should” and similar expressions to identify forward-looking statements, but this is not the only way in which it refers to them. Such statements are subject to certain risks, contingencies and assumptions. AMX cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed herein. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forecast or projection that may result from new information, future events or any other cause.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact